UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2023

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,

Carlowitz & Co, Huangpu District

Shanghai, 200001, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Closing of Share Buyback and Private Placement of Ordinary Shares

On December 14, 2023 (the “Closing Date”), Lanvin Group Holdings (the “Company”) consummated the previously announced share buyback and subscription agreement with Meritz Securities Co., Ltd. (“Meritz”) dated December 1, 2023 (the “Meritz SBSA”) and amended and restated relationship agreement dated December 1, 2023 (the “Amended and Restated Relationship Agreement”). Details of the Meritz SBSA and Amended and Restated Relationship Agreement are incorporated by reference to the Report of Foreign Private Issuer on Form 6-K the Company filed with the Securities and Exchange Commission on December 1, 2023.

On the Closing Date, the following transactions occurred pursuant to the terms of the Meritz SBSA:

•

Meritz sold and surrendered, and the Company repurchased from Meritz one convertible preference share of the Company and 4,999,999 ordinary shares par value US$0.000001 of the Company for a price equal to US$54,473,260;

•

immediately thereafter, Meritz agreed to subscribe for, and the Company issued 19,050,381 ordinary shares par value US$0.000001 of the Company to Meritz at a total subscription price equal to US$69,473,260.

After the Closing Date, the Company will have 145,021,452 ordinary shares issued and outstanding. Meritz will beneficially own 13.1% of the issued and outstanding ordinary shares of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Eric Chan
Name: Eric Chan
Title: Chief Executive Officer

Date: December 15, 2023